Exhibit 23.2

Consent of Independent Registered Public Accounting Firm

The Board of Directors

The Mosaic Company:

We consent to the use of our report dated July 22, 2010, with respect to the consolidated balance sheets of The Mosaic Company as of May 31, 2010 and 2009, and the related consolidated statements of earnings, equity, and cash flows for each of the years in the three-year period ended May 31, 2010, and the related financial statement schedule, and the effectiveness of internal control over financial reporting as of May 31, 2010, incorporated by reference in Amendment No. 2 to the Registration Statement on Form S-4 of GNS II (U.S.) Corp. and to the reference to our firm under the heading “Experts” in the Prospectus included in such Registration Statement.

/s/ KPMG LLP

Minneapolis, Minnesota

April 6, 2011